SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           Avalon Holdings Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05343P 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Jeffrey M. Grinstein, Esq.
                           Avalon Holdings Corporation
                                One American Way
                                 Warren OH 44484
                                 (330) 856-8881
 ------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 17, 1998
 ------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              (Page 1 of 4 Pages)

                                       13D
                                  ------------
CUSIP No. 05343P 10 9

1)    NAME OF REPORTING PERSON                                Ronald E. Klingle
                                                              -----------------

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  SS# ###-##-####
                                                              ------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        PF
                                                                              --

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                         UNITED STATES
                                                                   -------------

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            318,785
                                                                         -------

      8)    SHARED VOTING POWER                                              -0-
                                                                             ---

      9)    SOLE DISPOSITIVE POWER                                       318,785
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                         -0-
                                                                             ---
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           318,785
                                                                         -------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ X ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    9.2%
                                                                            ----

14)   TYPE OF REPORTING PERSON*                                               IN
                                                                              --

                              (Page 2 of 4 Pages)

Item 1.    Security and Issuer.

           This statement on Schedule 13D (the "Statement") relates to shares of Class A Common Stock, $0.01 par value ("Avalon Class A Shares"), of Avalon
Holdings Corporation, an Ohio corporation ("Avalon"). Avalon's principal executive offices are located at One American Way, Warren, Ohio, 44484.


Item 2.    Identity and Background.

           This statement is being filed by Ronald E. Klingle, whose business address is One American Way, Warren, Ohio, 44484. Mr. Klingle's principal occupation is Chairman and Chief Executive Officer of Avalon.

            During the last five years, Mr. Klingle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            On June 17, 1998, Mr. Klingle acquired beneficial ownership of 318,785 Avalon Class A Shares in connection with the contribution by American Waste Services, Inc., an Ohio corporation ("AWS"), to Avalon of certain assets and businesses of AWS, followed by a special dividend to the holders of the then-outstanding shares of AWS capital stock of all outstanding shares of capital stock of Avalon (the "Spin-off").


Item 4.     Purpose of Transaction.

            The Spin-off was consummated in order to divest AWS of certain assets and businesses prior to its merger with a wholly-owned subsidiary of USA Waste Services, Inc., a Delaware corporation.


Item 5.     Interest in Securities of the Issuer.

            In the Spin-off, Mr. Klingle received 316,865 shares of Class B Common Stock $0.01 par value ("Avalon Class B Shares"), of Avalon, or 49.5% of the outstanding shares of that class of securities, and 1,920 Avalon Class A Shares, which is less than 1% of the outstanding shares of that class of securities. Included in those numbers are 670 Avalon Class A Shares held by Mr. Klingle in the American Waste Services, Inc. Participating Companies Profit Sharing Plan and Trust (the "AWS Profit Sharing Plan"). Mr. Klingle disclaims beneficial ownership of 14,296 Avalon Class B Shares owned directly by his wife, Mrs. Ronald E. Klingle, and 397 Avalon Class A Shares held by her in the AWS Profit Sharing Plan. Such shares are not included in the Avalon Class A and Class B Shares reported by Mr. Klingle in this Statement.

                              (Page 3 of 4 Pages)

           Each Avalon Class B Share is convertible, at any time at the option of its holder, into one Avalon Class A Share. Mr. Klingle beneficially owns 9.2% of the outstanding Avalon Class A Shares, assuming conversion of only Mr. Klingle's Avalon Class B Shares. Mr. Klingle has the sole power to vote and the sole power to dispose of all his shares of Avalon Capital Stock.

           Under the articles of incorporation and code of regulations of Avalon, the holder of Avalon Class B Shares are entitled to ten votes per share on all matter submitted to a vote of the shareholders, except the election of directors and as required by law. As a result, on a voting basis, Mr. Klingle has the right to cast 33.1% of the votes of all outstanding shares of Avalon Capital Stock. He is also Chairman and CEO of Avalon.

           Except as described in response to Item 3 above, Mr. Klingle has not effected any transactions in the Avalon Class A Shares during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Avalon Class A Shares beneficially owned by Mr. Klingle.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits.

            None.



Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          June 29, 1998


                                          /s/ Ronald E. Klingle
                                          -------------------------
                                          Ronald E. Klingle


                              (Page 4 of 4 Pages)